

May 14, 2015

Via E-mail
Arthur H. Tinkelenberg, Ph.D.
President and Chief Executive Officer
Enumeral Biomedical Holdings, Inc.
200 CambridgePark Drive, Suite 2000
Cambridge, Massachusetts 02140

> **Re: Enumeral Biomedical Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2015**
> **File No. 000-55415**

Dear Dr. Tinkelenberg:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the preliminary proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

1. Please provide your analysis as to whether the contemplated reverse stock split, cashing out of fractional shares and the potential reduction in the number of shareholders may constitute a going private transaction pursuant to Rule 13e-3 of the Exchange Act by producing a ``going private effect´´ as specified in that rule. If so, please comply with the requirements as set forth in paragraphs (d), (e), and (f) of Rule 13e-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Matthew A. Ebert
        General Counsel